SOLAR ENERTECH CORPORATION

July 3, 2007

Via Federal Express and EDGAR

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.W.
Washington, D.C. 20549

Re:	Solar Enertech Corporation
Form 10-KSB for the Fiscal Year Ended September 30, 2006
Form 10-QSB for the Quarter Ended December 31, 2006
Form 10-QSB for the Quarter Ended March 31, 2007
File No. 000-51717
Registration Statement on Form SB-2 Filed April 23, 2007
File No. 333-142310

Dear Mr. Mancuso:

     This letter is in response to your letter dated May 16, 2007 relating to the following documents filed by Solar Enertech Corporation (the “Company”, “we” or “our”) with the Securities and Exchange Commission:

  Annual Report on Form 10-KSB for the fiscal year ended September 30, 2006 (the “2006 Form 10-KSB”);

  Quarterly Report on Form 10-QSB for the quarter ended December 31, 2006 (the “December Form 10-QSB”);

  Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007 (the “March Form 10- QSB”);

  Registration Statement on Form SB-2 filed on April 23, 2007 (the “Registration Statement”).

     Collectively, we refer to the 2006 Form 10-KSB, December Form 10-QSB and March 2007 Form 10-QSB as the “34 Act Filings”. Included with this letter are amendments to the 34 Act Filings and amendment number 1 (the “Amendment”) to the Registration Statement.

     Our responses to the comments included in your letter are as follows:

Form SB-2

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 2

     The total dollar value of the securities underlying the convertible notes that we have registered for resale is $9,130,435 which is calculated as follows:

Common shares underlying the Series A convertible notes	8,695,652
Closing market proce per share as of the date of sale of the securities (March 7, 2007)	1.05
Total dollar value of the securities underlying the Series A convertible notes	$ 9,130,435

     We have inserted the following sentence in the Amendment. Please refer to page 3 of the Amendment.

     “The total dollar value of the securities underlying the Series A Convertible Notes that we are registering is $9,130,435”.

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus with disclosure of the net proceeds to the issuer from the sale of the convertible notes, clearly separating the proceeds from each sale, and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

We have inserted the following tables and disclosures on page 4 to 7 of the Amendment. The following table represents the dollar amount of each payment (including the value of any payments to be made in common stock) the we made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship in connection with the Series A Convertible Notes.

Investor	Payment	Payment Date	Amount

Enable Growth Partners LLP	Interest Payment (1)	April 1, 2007	$10,060
	Interest Payment (1)	July 1, 2007	$38,145
	Interest Payment (1)	October 1, 2007	$38,564

	Interest Payment (1)	January 1, 2008	$38,564

	Interest Payment (1)	April 1, 2008	$37,727
	Interest Payment (1)	July 1, 2008	$38,145

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 3

	Interest Payment (1)	October 1, 2008	$38,564

	Interest Payment (1)	January 1, 2009	$38,564

	Interest Payment (1)	April 1, 2009	$37,726

	Interest Payment (1)	July 1, 2009	$38,145

	Interest Payment (1)	October 1, 2009	$38,564

	Interest Payment (1)	January 1, 2010	$38,564

	Interest Payment (1)	March 7, 2010	$27,666

	Liquidated Damages (2)		$612,000

Total, Enable Growth Partners LLP			$1,070,998

Enable Opportunity Partners	Interest Payment (1)	April 1, 2007	$1,184

	Interest Payment (1)	July 1, 2007	$4,488

	Interest Payment (1)	October 1, 2007	$4,537

	Interest Payment (1)	January 1, 2008	$4,537

	Interest Payment (1)	April 1, 2008	$4,439

	Interest Payment (1)	July 1, 2008	$4,488

	Interest Payment (1)	October 1, 2008	$4,537

	Interest Payment (1)	January 1, 2009	$4,537

	Interest Payment (1)	April 1, 2009	$4,439

	Interest Payment (1)	July 1, 2009	$4,488

	Interest Payment (1)	October 1, 2009	$4,537

	Interest Payment (1)	January 1, 2010	$4,537

	Interest Payment (1)	March 7, 2010	$3,255

	Liquidated Damages (2)		$72,000

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 4

Total, Enable opportunity Partners			$126,003
Pierce Diversified Strategy Master Fund,	Interest Payment (1)	April 1, 2007	$592
LLC, ENA
	Interest Payment (1)	July 1, 2007	$2,244
	Interest Payment (1)	October 1, 2007	$2,269

	Interest Payment (1)	January 1, 2008	$2,269

	Interest Payment (1)	April 1, 2008	$2,220
	Interest Payment (1)	July 1, 2008	$2,244
	Interest Payment (1)	October 1, 2008	$2,269

	Interest Payment (1)	January 1, 2009	$2,269

	Interest Payment (1)	April 1, 2009	$2,220
	Interest Payment (1)	July 1, 2009	$2,244
	Interest Payment (1)	October 1, 2009	$2,269

	Interest Payment (1)	January 1, 2010	$2,269

	Interest Payment (1)	March 7, 2010	$1,628

	Liquidated Damages (2)		$36,000

Total, Pierce Diversified Strategy Master			$63,006
Fund, LLC, ENA

BridgePointe Master Fund, Ltd.	Interest Payment (1)	April 1, 2007	$7,891
	Interest Payment (1)	July 1, 2007	$29,918
	Interest Payment (1)	October 1, 2007	$30,247

	Interest Payment (1)	January 1, 2008	$30,247

	Interest Payment (1)	April 1, 2008	$29,590
	Interest Payment (1)	July 1, 2008	$29,918
	Interest Payment (1)	October 1, 2008	$30,247

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 5

	Interest Payment (1)	January 1, 2009	$30,247

	Interest Payment (1)	April 1, 2009	$29,590

	Interest Payment (1)	July 1, 2009	$29,918

	Interest Payment (1)	October 1, 2009	$30,247

	Interest Payment (1)	January 1, 2010	$30,247

	Interest Payment (1)	March 7, 2010	$21,699

	Liquidated Damages (2)		$480,000

Total, BridgePointe Master Fund, Ltd.			$840,006

Total possible payments to selling			$2,100,013
shareholders

(1)

Pursuant to the terms of the Series A Convertible Notes, interest accrues on the outstanding principal at a rate of 6% per annum, commencing on the issuance date thereof and payable quarterly on each of January 1, April 1, July 1 and October 1, and, at our election, in either cash or registered securities in an amount calculated in accordance with the terms thereof.

(2)

If the registration statement of which this prospectus is a part is not declared effective by the Securities and Exchange Commission on or before July 5, 2007 (an “Effectiveness Failure”), or if on any date thereafter, subject to certain limited exceptions, sales of the shares being registered hereby cannot be made (a “Maintenance Failure”), then we will incur liquidated damages (the “Damages”) in an amount equal to 1% of the aggregate principal amount of the Series A Convertible Notes during each 30 day period that such Effectiveness Failure or Maintenance Failure exists (pro rated for periods totaling less than 30 days).

Furthermore, if any of 120% of the sum of the shares issued or issuable upon conversion of the Series A Convertible Notes, exercise of the Series A Warrants, as payment of interest on the Series A Notes, or any shares issued or issuable with respect to the foregoing as a result of any stock split, stock dividend, recapitalization, exchange or similar event, are excluded from the registration statement of which this prospectus is a part by requirement of the staff of the Securities and Exchange Commission (the “Cutback Shares”), and are not thereafter registered on or before August 4, 2007 (a “Cutback Effectiveness Failure”), or if on any date thereafter, subject to certain limited exceptions, there is a Maintenance Failure with respect to the registration statement covering the Cutback Shares, we will incur further liquidated damages (the “Cutback Damages”, together with the Damages, the “Liquidated Damages”) in an amount equal to 0.25% of the aggregate purchase price of the Cutback Shares included in such registration statement during each 30 day period that such Cutback Effectiveness Failure or Maintenance Failure exists (pro rated for periods totaling less than 30 days).

Liquidated Damages, if incurred, will be payable in the following manner: (i) on the initial day of an Effectiveness Failure or Cutback Effectiveness Failure and on every 30th day (pro rated for periods totaling less than 30 days) thereafter until such Effectiveness Failure or Cutback Effectiveness Failure is cured; (ii) on the initial day of a Maintenance Failure and on every 30th day (pro rated for periods totaling less than 30 days) thereafter until such Maintenance Failure is cured. Should we fail to pay any of the Liquidated Damages outlined above (x) on the 30th day after the event or failure giving rise to such Liquidated Damages, and (y) on the 3rd business day after the event or failure giving rise to such Liquidated Damages is cured, such outstanding Liquidated Damages payment shall incur interest at the rate of 1.5% per month (prorated for partial months) until paid in full.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 6

Notwithstanding the foregoing, in no event will we incur Liquidated Damages (other than Liquidated Damages payable pursuant to events that are within our control) in excess, in the aggregate, of 24%, or $1,200,000, of the principal amount of the Series A Convertible Notes. Figures in the above table represent the maximum amount payable as liquidated damages.

The following table sets forth the net proceeds to us from the sale of the Series A Convertible Notes, less the total possible payments we have made or may be required to make to any selling shareholder in the first year following the sale of the Series A Convertible Notes.

			Total Potential
			Liquidated
			Damages
		Total Interest Payments	Payments March
	Total	March 7, 2007 through	7, 2007 through	Net Proceeds at
Investor	Gross Proceeds	March 7, 2008	March 7, 2008	March 7, 2008

Enable Growth	$2,550,000	$124,810	$235,450	$2,189,740
Partners LLP
Enable Opportunity	$300,000	$14,684	$27,700	$257,616
Partners
Pierce Diversified	$150,000	$7,342	$13,850	$128,808
Strategy Master
Fund, LLC, ENA
BridgePointe Master	$2,000,000	$97,890	$184,667	$1,717,443
Fund, Ltd.
	$5,000,000	$244,726	$461,667	$4,293,607

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 7

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately (in this comment, the reference to “securities underlying the convertible note” means the securities underlying the note that may be received by the persons identified as selling shareholders):

the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use a conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 8

We have added the following disclosure and table on page 7 and 8 of the Amendment regarding total possible profit the selling shareholders could realize as a result of the conversion discount for the common shares underlying the Series A Convertible Notes based on:

  the closing market price per share of the common shares underlying the Series A Convertible Notes on the date of the sale of the Series A Convertible Notes;

  the conversion price per share of the underlying common shares on the date of the sale of the Series A Convertible Notes;

  the total possible common shares underlying the Series A Convertible Notes (assuming no interest payments and complete conversion throughout the term of the notes);

  the combined closing market price of the total number of common shares underlying the Series A Convertible Notes, calculated by using the closing market price per share on the date of the sale of the Series A Convertible Notes, and the total possible number of common shares underlying such Series A Convertible Notes;

  the combined conversion price of the total number of common shares underlying the Series A Convertible Notes, calculated by using the conversion price on the date of the sale of the Series A Convertible Notes, and the total possible number of common shares underlying Series A Convertible Notes; and

  the total possible discount to the closing market price as of the date of the sale of the Series A Convertible Notes, calculated by subtracting the combined conversion price on March 7, 2007 from the combined closing market price on that date.

Closing Market Price Per Share	Conversion Price Per Share	Total Possible Shares Underlying Series A Convertible Notes (Assume No Interest Payment)	Combined Closing Market Price of the Total Number of Shares Underlying Series A Convertible Notes	Combined Conversion Price of the Total Number of Shares Underlying Series A Convertible Notes	Total Possible Discount to Closing Market Price
$ 1.05	$ 0.69	7,246,377	$ 7,608,696	$ 5,000,000	$ 2,608,696

The date of the sale of the Series A Convertible Notes was March 7, 2007.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 9

As disclosed on page 3 of the prospectus, the Series A and Series B Convertible Notes carry certain anti-dilution provisions that are triggered when we issue stock, options or other convertible securities at a price per share less then the conversion price. Upon the occurrence of any such event, the conversion price will be reduced. There are no other additional provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

market price per share of the underlying securities on the date of the sale of that other security;

the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 10

We have inserted the following disclosure and table on page 9 of the Amendment. The following table sets forth the total possible profit to be realized as a result of conversion discounts for the common shares underlying the Series A Warrants, and certain Series B Convertible Notes and Series B Warrants held by the selling shareholders based on:

  the closing market price per share of the common shares underlying the Series A Warrants and Series B Convertible Notes and Warrants (collectively the “Securities”) as of the date of the sale of such Securities;

  the conversion price per share of the underlying common shares on the date of the sale of the Securities;

  the total possible common shares underlying the Securities (assuming no interest payments and complete conversion throughout the term of the Series B Convertible Notes);

  the combined closing market price of the total number of common shares underlying the Securities, calculated by using the closing market price per share on the date of the sale of the Securities, and the total possible number of common shares underlying such Securities;

  the combined conversion price of the total number of common shares underlying the Securities, calculated by using the conversion price on the date of the sale of the Securities, and the total possible number of common shares underlying such Securities; and

  the total possible discount to the closing market price as of the date of the sale of the Securities, calculated by subtracting the combined conversion price on the date of sale of the Securities from the combined closing market price on such date of sale.

Other Securities Held by the Selling Shareholders	Closing Market Price Per Share as of the Date of Sale of the Securities	Exercise / Conversion Price Per Share	Total Possible Shares Underlying Securities	Combined Closing Market Price of the Total Number of Shares Underlying Securities	Combined Exercise / Conversion Price of the Total Number of Shares Underlying Securities	Total Possible Discount to the Closing Market Price
Series A Warrants	$ 1.05 (1)	$ 1.21	7,246,377	$ 7,608,696	$ 8,768,116	$ --

Series B Convertible Notes	$ 1.35 (2)	$ 0.57	2,699,219	$ 3,643,946	$ 1,538,555	$ 2,105,391

Series B Warrants	$ 1.35 (2)	$ 0.90	2,699,219	$ 3,643,946	$ 2,429,297	$ 1,214,649
				$ 7,287,892	$ 3,967,852	$ 3,320,040

(1)	The date of the sale of the Series A Warrants was March 7, 2007.

(2)	The date of the sale of the Series B Convertible Notes and Series B Warrants was March 20, 2007.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 11

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

the gross proceeds paid or payable to the issuer in the convertible note transaction;

all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Two;

the resulting net proceeds to the issuer; and

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Three and Comment Four.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to Comment Two and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment Three divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

We have included on pages 9 and 10 of the Amendment the following table setting forth:

  the gross proceeds paid or payable to us in the Series A Convertible Note transaction;

  all interest payments that have been made and all interest and liquidated damage payments that we may be required to make;

  the resulting net proceeds to us;

  the combined total possible profit to be realized as a result of any conversion discounts regarding the shares underlying the Series A Convertible Notes and Series A Warrants that are held by the selling shareholders;

  disclosure—as a percentage—of the aggregate amount of all possible interest and liquidated damage payments, and the total possible discount to the closing market price of the shares underlying the Series A Convertible Notes divided by the net proceeds to us from the sale of the Series A Convertible Notes;

  disclosure—as a percentage—of the aggregate amount of all possible interest and liquidated damage payments, and the total possible discount to the closing market price of the shares underlying the Series A Convertible Notes divided by the net proceeds to us from the sale of the Series A Convertible Notes averaged over the term of the notes; and

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 12
  the combined total possible profit to be realized as a result of any conversion discounts regarding the shares underlying the Series A Convertible Notes, Series A Warrants, Series B Convertible Notes and Series B Warrants that are held by the selling shareholders.
Gross proceeds paid to us in the Series A Convertible Note transaction:	$5,000,000

All interest payments that have been made, and all interest and liquidated damage payments that we may be required to make:	$2,098,973

Resulting net proceeds	$2,901,027

Combined total possible profit to be realized as a result of conversion discounts regarding the common shares underlying the Series A Convertible Notes based on the closing market price of our common shares on the date of the sale of the Series A Convertible Notes (1):	$2,794,114

Percent of the total amount of all possible payments and the total possible discount to the closing market price of the shares underlying the Series A Convertible Notes divided by the net
proceeds from the sale of the Series A Convertible Notes	168.67%

Percent of the total amount of all possible payments and the total possible discount to the closing market price of the shares underlying the Series A Convertible Notes divided by the net
proceeds from the sale of the Series A Convertible Notes averaged over the term of the notes	56.22%

Combined total possible profit to be realized as a result of conversion discounts regarding the common shares underlying the Series A Convertible Notes, Series A Warrants, Series B Convertible Notes and Series B Warrants based on the closing market price of our common shares on the date of the sale of the Series A Convertible Notes, Series A Warrants, Series B Convertible Notes and Series B Warrants (1):	$5,928,736

(1)	The date of sale of the Series A Convertible Notes and Series A Warrants was March 7, 2007. The date of sale of the Series B Convertible Notes and the Series B Warrants was March 20, 2007

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction, the date of the transaction;

  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

  the number of shares of the class of securities subject to the transaction that were

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 13
  issued or issuable in connection with the transaction;

  the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

  the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

  the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

The Company has no disclosure to make relating to comment number 6. To the best of our knowledge, there have been no prior securities transactions between the Company and any of the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

In response to comment number 7, the following table sets forth:

  the number of common shares outstanding (exclusive of convertible securities, options and warrants) prior to the Series A Convertible Note transaction that are held by persons other than

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 14
  our affiliates, the selling shareholders and affiliates of the selling shareholders;

  the number of common shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

  the number of common shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by such selling shareholders or affiliates of such selling shareholders;

  the number of common shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

  the number of common shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 15

Number of
Common
		Shares	Number of	Number of
	Number of	Previously	Common	Common
	Common Shares	Registered for	Shares Sold in	Shares
	Previously	Resale by the	Registered	Registered for
	Registered for	Selling	Resale	Resale on
Common Shares	Resale by the	Shareholders	Transactions by	Behalf of the
Outstanding	Selling	or Affiliates of	the Selling	Selling
Prior to the	Shareholders or	the Selling	Shareholders or	Shareholders or
Series A	Affiliates of the	Shareholders	Affiliates of the	Affiliates of the
Convertible Note	Selling	and Presently	Selling	Selling
Transaction	Shareholders	Held	Shareholders	Shareholders

43,557,012	-	-	-	18,009,365

We have also included this information in the Amendment, as requested by staff comment # 7. Please see page 11 of the Amendment.

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position the company’s stock, the following additional information:

the date on which each such selling shareholder entered into that short position; and

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

The proceeds from the notes are to be used for working capital and the purchase of capital equipment for a second production line. We expect to make payments on the overlying securities using cash flow generated from operation and have the intention, and a reasonable basis to believe, that we will have the financial ability to make all payments on the overlying securities. We have also included this information in the Amendment, as requested by staff comment number 8. Please see page 11 of the Amendment.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 16

Additional discussion regarding the Company’s cash use can be found in the discussion titled “Liquidity and Capital Resources” on pages 31 and 32 of the Amendment.

Of the selling shareholders, Enable Growth Partners, LP, Enable Opportunity Partners, LP, and Pierce Diversified Strategy Master Fund LLC ENA (together, “the Enable Funds”), all have existing short positions in our common stock. The Enable Funds each entered into their respective short positions on March 30, 2007; after the date of the announcement of the convertible note transaction and before the filing of the registration statement. The Enable Funds have previously acknowledged to us that they are aware of the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual.

We have revised the prospectus to include this information. Please see page 11 of the Amendment.

9.	Please provide us, with a view toward disclosure in the prospectus, with:

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of these persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

We confirm that we have fully disclosed in our prospectus all arrangements that existed in the past three years or existed as of the date of the prospectus between the Company and the selling shareholders, any affiliates of the selling shareholders or any person with whom any selling shareholder has a contractual relationship regarding the transaction and that all agreements between and/or among those parties are included as exhibits to the registration statement.

We further confirm that there are no additional arrangements or agreements that exist as of this letter date that are to be performed in the future between the Company and the selling shareholders, any affiliates of the selling shareholders or any person with whom any selling shareholder has a contractual relationship regarding the transaction.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 17

Please refer to Exhibits of this Amendment for copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

10. We note that you have registered for resale more shares than underlie the outstanding securities. If you do not have an obligation to issue those shares until a triggering event that has not yet occurred, it is premature to register the shares for resale at this time.

We are required by the Registration Rights Agreement we signed in connection with the Series A Convertible Note transaction to register 120% of the number of conversion, warrant and interest shares issued in conjunction with the note. The following table details the proposed share registration by category:

Share
120% of shares issued pursuant to the note	8,695,652
120% of warrants issued pursuant to the note	8,695,652
120% of interest shares assumable pursuant to the note	618,061
Total shares registered	18,009,365

Additional information regarding the initial required registration amount can be found on page 4, Section 1(r) of the Form of Registration Rights Agreement filed as Exhibit 10.6 of our current report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2007. We intend to de-register the shares in the event they are not issued.

11.	Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

We confirm that to our knowledge, based upon information provided to us by the selling shareholders, the selling shareholders are not broker-dealers or affiliates of broker-dealers.

Summary Financial Information, page 6

12. We note from the paragraph preceding the columns that the amounts in the columns were derived from your audited and unaudited financial statements. As such, please remove the words “audited” and “unaudited” from the column headings to avoid the impression that the financial data is audited, as opposed to being derived from audited information.

We have removed the references to “audited” and “unaudited” from the summary financial information in the Amendment. Please see page 13 of the Amendment.

13. Please reconcile the basic and diluted net loss per share from continuing operations for the three months ended December 31, 2006 with the amount presented in your consolidated statements of operations for the three months ended December 31, 2006.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 18

As required by comment number 23, we have inserted the following table of financial information for the interim period ended March 31, 2007 in place of the financial information for the interim period ended December 31, 2006. Please also see page 13 of the Amendment. We have also reconciled the basic and diluted net loss per share from continuing operations for the three months ended December 31, 2006 with the amount presented in our consolidated statements of operations for the three months ended December 31, 2006 in the 10-QSB Amendment.

	Year ended September 30,			Six months ended March 31,
	2006	2006	2005	2007	2006
	(as originally	(as restated)		(as restated)
	reported)
Statements of Operations Data

Gross loss	$-	$-	$-	$(2,750)	$-
Total expenses	633,290	8,505,927	-	833,643	-
Loss on derivative liabilities				1,235,446
Other income (expense)	8,493	8,493	-	(342,534)	-
Loss from continuing operations	(624,797)	(8,497,434)	-	(2,414,373)	-
Loss from discontinued operations	(14,122)	(14,122)	(47,706)	-	(21,041)
Net loss	$(638,919)	$(8,511,556)	$(47,706)	$(2,414,373)	$(21,041)

Per Common Share Data

Basic and diluted net loss per share-	$(0.01)	$(0.12)	$-	$(0.03)	$-
continuing operations
Basic and diluted net loss per share-	$-	$-	$-	$-	$-
discontinued operations
Basic and diluted net loss per share	$(0.01)	$(0.12)	$-	$(0.03)	$-

14. Please revise your presentation of loss per share so that you do not present amounts in excess of two decimals places to avoid implying a greater degree of precision than exists.

We have revised the presentation of the loss per share in the Amendment. Please see response to comment number 13. The above table is also included in page 13 of the Amendment.

15. Please include a footnote discussing the restatement or referring to where the restatement is disclosed. Please similarly revise your presentation on page 19.

We have added footnote disclosure and tabular information regarding the restatement in the section of the Amendment titled “Summary Information.” Please see pages 13 and 14. We have also added a paragraph regarding restatement below the tables in the section titled “Plan of Operation”. Please see pages 29 and 30 of the Amendment.

Management’s Discussion and Analysis or Plan of Operations, page 16

Overview, page 16

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 19

16. We note the discussion of your joint venture with Shanghai University. However, please revise to summarize any product research and development that you will perform during the next twelve months consistent with Item 303(a) of Regulation S-B, or tell us why the information is not required to be disclosed.

We have disclosed on page 25 of the Amendment the following research and development projects we targeted for the next twelve months:

  Improve energy conversion efficiency to reach an energy conversion rate in the range of 16% to 17% in 2007.
  Develop ultra-thin solar cell technology and improve back-surface field technique.
  Investigate and research on n-type silicon solar cells.
  Investigate silicon thin film cell technology.
  Investigate non-silicon thin film cell technology.

Liquidity and Capital Resources, page 20

17. We note the disclosure on page 8 with respect to the number of employees you expect to hire and the approximate cost of the second production line. We note the disclosure on page 9 with respect to your agreement to acquire silicon. Please revise to include all of the disclosure required by Item 303(a) of Regulation S-B, or tell us why the information is not required to be disclosed.

In the next 12 months, we expect to hire 45 additional employees to operate our first production line. We also intend to complete construction of our second production line, which will cost approximately $6.5 million. Pursuant to our purchasing agreement with Jiangsu Photovoltaic Industry Development Co., Ltd., we agreed to purchase silicon from Jiangsu for ten years. The cost per kilogram for purchase will be determined each year. For the fiscal year 2007, we are committed to purchase 40,000 kilos at a price of $250 per kilogram, and we are committed to purchase an additional 60,000 kilograms during our first fiscal quarter of 2008. Pursuant to the terms of the agreement, we are required to prepay Jiangsu $7,500,000 in two payments of $2,500,000 and $5,000,000. The prepayment dates have yet to be negotiated. These deposits will be applied to 30% of the value of each shipment, and we will pay the remaining 70% upon receipt of each shipment. As of the date of filing this Amendment, we had not yet paid the first $2,500,000.

We have included additional disclosure in liquidity and capital resource section. Please see pages 31 and 32 and the Amendment. Our plan to hire additional employees and our purchase arrangement with Jiangsu Photovoltaic Industry Development Co., are also disclosed in Risk Factors (please see page 16 of the Amendment) and Management Discussion and Analysis or Plan of Operation section (please see pages 24 and 25 of the Amendment).

18. In addition, please disclose the nature and amount of each significant expenditure included in the $45 million disclosed in the fourth paragraph of this section and your expected timeframe for these expenditures.

We have revised our projected expenditures based on our most recent financial results and projections, and have added disclosure on the nature and amount of each significant expenditure included in our $30 million - 12 month budget (from April 2007 to March 2008). Please refer to page 31 of the Amendment.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 20

We expected these expenditures to be funded through additional financing, borrowing and cash generated from operations.

19. Please clarify in your disclosure whether minimum purchase requirement of 100,000 kilos relates to 2007 or the 10 year term agreement.

As discussed in the Risk Factor (page 17) and Management Discussion and Analysis of Plan of Operation (page 24), we have disclosed the purchase requirement related to long term silicon supply contract, as follows:

  Pursuant to our purchasing agreement with Jiangsu Photovoltaic Industry Development Co., Ltd. (“Jiangsu”), we agreed to purchase silicon materials from Jiangsu for a period of 10 years;
  The cost per kilogram will be determined each year;
  For the fiscal year 2007, we are committed to purchase 40,000 kilos at a price of $250 per kilogram, and we are committed to purchase an additional 60,000 kilograms during our first fiscal quarter of 2008;
  Pursuant to the terms of the agreement, we are required to prepay Jiangsu $2,500,000 and $5,000,000. The prepayment dates are yet to be negotiated.
  These deposits will be applied to 30% of the value of each shipment, and we will pay the remaining 70% upon receipt of each shipment.

As of the date of filing this Amendment, we had not yet paid the first $2,500,000. Although the contract has a 10 year term, the commitment to purchases subsequent to 2007 has not been made. Purchase commitment for 2008 is to be negotiated by both parties in June 2007. As of the date of filing this Amendment, the commitment amount has not been finalized regarding purchase of silicon beyond 2007. Should the vendor or the Company determine to terminate the long term supply contact, the penalty is approximately $130,000 (Renminbi 1 million).

The purchase agreement signed between Jiangsu Photovoltaic Industry Development Co., Ltd. and the Company is filed with our Prospectus as Exhibit 10.22.

20. We note the disclosure on page 13 of your projected expense over the next 12 months in amendment no. 1 to your Form 10-QSB for the quarter ended December 31, 2006. Please revise to provide similar disclosures in your Form SB-2, or tell us why you believe this information is not required to be disclosed.

As detailed in our response to comment number 18, we have revised our projected expenditures based on our most recent financial results and projections, and have added disclosure on the nature and amount of each significant expenditure included in our $30 million - 12 month budget. Please refer to page 31 of the Amendment. We expected these expenditures to be funded through additional financing, borrowing and cash generated from operations.

We have not revised the projected expenses and in our 2006 Form 10-KSB/A, December Form 10-QSB/A and March Form 10-QSB/A since at the time of filing the original reports, we did not have the information to enable us to prepare a revised budget that we are now including in the Amendment.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 21

Experts, page 35

21. Please revise to refer to all of the periods audited by Malone & Bailey, PC and Morgan & Company, Chartered Accountants, as referred to in their audit reports. Please also consider any changes as a result of our comments below on these audit reports.

We have revised the disclosure to include all of the periods audited by Malone & Bailey, PC, as you requested. Please see page 46 of the Amendment.

Financial Statements, page F-1

22. Please revise to reconcile this index and the actual page numbers for each section of your financial statements.

We have revised the index to the financial statements as you requested. Please see page F-1 of the Amendment.

23. Please update the financial statements, as applicable, as required by Item 310 (g) of Regulation S-B.

We have removed our financial statements for the quarter ended December 31, 2007, and included our financial statements for the period ended March 31, 2007, as required by Item 310(g) of Regulation S-B. We have also replaced all summary financial information with summary results for the quarter ended March 31, 2007.

Interim Condensed Financial Statements, page F-2

Consolidated Interim Balance Sheets, page F-1

24. Please revise to refer to the September 30, 2006 column as restated. We note from page F-9 that the amounts on that balance sheet for September 30, 2006 are restated. Otherwise, tell us why the current presentation is appropriate.

We have revised the September 30, 2006 column to note that it is presented as restated in the consolidated interim balance sheet. Please see F-2 of the Amendment.

Consolidated Interim Statements of Operations, page F-2

25. Please revise to reflect interest income within your continuing operations. Otherwise, explain to us why the current presentation is appropriate under U S. GAAP. For example, please see Item 5-03 of Regulation S-X. This comment also applied to your presentation on page F-I0.

We have revised the Consolidated Interim Statements of Operations on page F-3 of the Amendment as well the presentation in the Consolidated Statements of Operations for the Years Ended September 30,

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 22

2006 and 2005 and the cumulative period from July 7, 2004 (inception) to September 30, 2006, now on page F-13 of the Amendment, to include interest income in net loss from continuing operations.

Note 2. Inventory, page F-4

26. You disclose that you may reverse inventory reserves or write-downs if actual market conditions become more favorable. Please revise your accounting policy, consistent with footnote 2 to paragraph 2 of ARB 43, Chapter 4, so that once inventory has been written down at the end of your fiscal year it is not subsequently written-up. Otherwise, explain to us how your current policy complies.

The accounting policy (please refer to page F-6) has been revised to delete the language suggesting that we may reverse inventory reserves or write-downs if actual market conditions become more favorable in order to comply with ARB43.

Note 4. Equity Transactions, page F-4

Options, page F-5

27. Please tell us the underlying fair value of your common stock used in calculating the fair value of the stock options granted to Mr. Xie and Mr. Young. Please also tell us how you determined that fair value.

The fair value of the options granted under both option agreements was estimated at $82,253 using the Black-Scholes stock price valuation model with the following assumptions: i) Expected share price volatility of 80.21%; ii) Risk free interest rate of 4.65%; iii) Expected weighted average life of 4 years; and iv) No dividend yield. The stock price on measurement date was determined based upon the most recent sale of common stock prior to the issuance of the options, which took place on August 23, 2005. The stock price on measurement date was determined to be $0.002272727 per share, based upon the sale of 35,200,000 shares for $80,000. Accordingly, for the year ended September 30, 2006, we recorded compensation expense of $52,637 for these option grants. Please refer to Note 14 on pages F-22 and F-23 of the Amendment.

Note 5. Commitments and Contingencies, page F-5

28. Please tell us and disclose the significant terms of the joint venture agreement with Shanghai University and how you are accounting for the joint venture.

The information relating to the joint venture agreement with Shanghai University is included in Note 8 - Commitments and Contingencies disclosed on page F-9 in the interim financial statements as of and for the period ended March 31, 2007, and also presented this information on page 24 and 25 of this Amendment.

In compliance with Statement of Financial Accounting Standard Number 2, “Accounting for Research and Development Costs”, expenditures under the agreement were expensed as incurred. We did not incur research and development costs until the fiscal quarter ended December 31, 2006, and these costs were categorized as research and development expense in our consolidated statements of operations starting with the quarter ended December 31, 2006.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 23

We do not consider accounting for research and development costs as a significant accounting policy, and as such it has not been included in our significant accounting policies disclosure.

Note 6. Restatements, page F-5

29. Please reconcile the decrease in your net loss of $39,482 for the quarter ended December 31, 2006 with the amount included in the first bullet point preceding the table reflecting a total restatement to increase your net loss by $9,870 for the quarter ended December 31, 2006.

	Stock compensation expense
	Originally reported		Restated		Difference
Quarter ended September 30, 2006	-	a	39,482	b	39,482
Quarter ended December 31, 2006	49,352		9,870		(39,482)
Total	49,352		49,352		-

a - During the quarter ended December 31, 2006, we noted that we did not record certain stock based compensation expense for the year ended September 30, 2006. The expense related to options granted to two executives: Mr. Young and Mr. Xie in 2006. We did not restate 2006 financial statements as the amount of $39,482 was deemed immaterial. As a result, during the quarter ended December 31, 2006, we recorded a stock based compensation expense of $39,482 related to the fiscal year ended September 30, 2006, and an additional 9,870 related to the quarter ended December 31, 2006.

b - In April 2007, we noted that we had not properly accounted for certain transactions with related parties. Because the amounts were material, we restated the results for the year ended September 30, 2006, and share based compensation charges relating to the fiscal year ended September 30, 2006 were revised in our Form 10-KSB/A. In conjunction with the restatement, we corrected the error mentioned above by recording expense of $39,482 in the quarter ended September 30, 2006. The offset of the entry was to decrease expense in the quarter ended December 31, 2006.

The effect of the above adjustment was to increase the stock based compensation expense by $39,482 in fiscal year 2006 and decrease expense by $39,482 in the first quarter of 2007. There was no net effect on our balance sheet as of December 31, 2006.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 24

Consolidated Annual Financial Statements, page F-7

Report of Independent Registered Public Accounting Firm, page F-7.

30. Please include an audit opinion on the cumulative period from the date of inception through September 30, 2006 for your statements of operations, cash flows, and changes in stockholder’s equity.

Malone & Bailey PC has revised the audit opinion to cover the period from the date of inception through September 30, 2006. Please refer to page F-10 of the Amendment. We have also revised audit opinion included in our Amendment No. 2 of our Form 10-KSB.

31. Since your current auditors refer to the report of other auditors on the financial statements for the period from July 7, 2004 through September 30, 2005, please revise to include that audit report.

The report of Morgan & Company, Chartered Accountants, has been revised to cover the period from July 7, 2004 through September 30, 2005. Please refer to page F-11 of the Amendment. We have also revised audit opinion included in our Amendment No. 2 of our Form 10-KSB.

32. Further to the above, you disclose on page 1 that your current auditors have issued a going concern opinion. However, we note that the opinion included on page F-7 does not include a going concern explanatory paragraph. Please reconcile. Please also refer to AU Section 341 and FRC 607.02 and ensure that your MD&A and notes to your financial statements include all of the required disclosures.

As part of our preparation of the prospectus, the paragraph “Going Concern Status” on page 1 of prospectus was inadvertently carried forward. The going concern opinion was given by our previous auditors, Morgan & Company, Chartered Accountants, in their opinion dated November 23, 2005 which covered the period from inception to September 30, 2005. Our current auditor, Malone & Bailey, PC, did not issue a going concern opinion for the fiscal year ended September 30, 2006. As a result, we have revised page 1 of the registration document to delete the “Going Concern Status” paragraph.

33. In this regard we note that the opinion on page F-8 does include a going concern explanatory paragraph but that you have not included the disclosures referenced in that paragraph. Please reconcile.

As our response to the staff’s comment number 32, the going concern opinion was given by our previous auditors, Morgan & Company, Chartered Accountants, in their opinion dated November 23, 2005 which covered the period from inception to September 30, 2005. Our current auditor, Malone & Bailey, PC, did not issue a going concern opinion for the fiscal year ended September 30, 2006. As a result, we did not include any disclosure regarding the going concern issue.

Statements of Operations, page F-10

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 25

34. Please revise to present a functional income statement as opposed to an income statement based on expense classification.

We have included a functional income statement. Please refer to page F-13 of the Amendment.

Notes to Financial Statements, page F-13

Note 2. Summary of Significant Accounting Policies, page F-13

Principles of Consolidation and Basis of Accounting, page F-13

35. Please provide us with your analysis under FIN 46R in determining that Infotech (Shanghai) Solar Technologies Ltd. is a VIE and that you are the primary beneficiary. Discuss in sufficient detail the nature of any control relationships relevant to your determination. Discuss why you believe that the agency agreement would obligate you to absorb any losses or bear any risks other than those for which Infotech operated as your agent. Tell us the nature and amount of any significant assets, liabilities, or expenses of Infotech.

FIN 46R defines a variable interest entity as an entity which meets any one of the following general characteristics:

1.	Insufficient equity investment at risk
2.	Equity lacks decision making rights
3.	Equity with nonsubstantive voting rights
4.	Lacking the obligation to absorb an entity’s expected losses
5.	Lacking the right to receive expected residual returns

Infotech (Shanghai) Solar Technologies Ltd. (“Infotech Shanghai”) was formed and established as a wholly-owned foreign enterprise (WOFE) to be 100% owned by a foreign company to conduct business in China. Infotech Shanghai is wholly owned by Infotech (Hong Kong) Solar Technologies Ltd (“Infotech Hong Kong”). Infotech Hong Kong is wholly owned by China New Enertech, Ltd., a Cayman Islands company wholly-owned by Mr. Leo Shi Young, the President and Chief Executive Officer of the Company.

In connection with the Company’s entry into China and the solar market, Infotech Shanghai was originally intended to be a subsidiary of the Company. However, before the Company could register Infotech Shanghai as a subsidiary, management made the decision to facilitate entry into the market and the conduct of business operations by entering into the referenced agency agreement with Infotech Shanghai, which has since changed its name to Solar EnerTech (Shanghai) Co., Ltd. All management decisions of Infotech Shanghai are carried out by management of the Company, including Mr. Young and Mr. Shi Jian Yin, Vice President and Chief Operating Officer of the Company.

Infotech Shanghai’s operations were funded by the Company. The Company has committed to financially support Infotech Shanghai as our agent. The agency agreement states that the agent “will be compensated for any and all expenses incurred on behalf of the Company and that the Company will pay all debts it incurs to the agent and will advance such funds as the agent may require in acting as the

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 26

Company’s agent in developing the Company’s solar business in China”. Infotech Shanghai has incurred losses since inception. Without continued financial support by the Company, Infotech Shanghai would not able to continue its operations. As a result, Infotech Shanghai meets the characteristic of having insufficient equity investment at risk.

FIN 46R defines a variable interest entity as an entity having any one of the five characteristics mentioned above. Since Infotech Shanghai has insufficient equity investment at risk, it is deemed a variable interest entity.

A primary beneficiary as defined by FIN 46R is “the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests”. Infotech Shanghai was established to carry out operations in China, and was contracted to do so for the Company through the referenced agency agreement. The agency agreement states that the “agent will not be compensated in any way for acting as the agent of the Company”. Infotech Shanghai does not have any other operating activities outside being an agent of the Company and it is not compensated for acting as an agent. The Company absorbs all losses and residual returns of Infotech Shanghai. The Company is the primary beneficiary and is required to consolidate Infotech Shanghai based on FIN 46R.

All of the Company’s business activities conducted in China are carried out by Infotech Shanghai. As of March 31, 2007, Infotech Shanghai has total assets of $12.07 million and liabilities of $1.4 million. Significant assets included 5.06 million in cash, 1.22 million in inventory, 2.73 million in prepaid expenses, $2.79 million for construction in progress and $0.22 million in fixed assets. Liabilities included deferred income of $778,000, a loan in the amount of $450,000 and accounts payable for approximately $174,000. Total operating expenses for Infotech Shanghai for the 6 months period ended March 31, 2007 were approximately $497,000. Significant expenses included salaries and benefits of $138,000, research and development of $106,000, rent of $78,000, office and administrative of $55,000 and professional fees of $29,000.

36. Please disclose the significant terms of the agency agreement with Infotech (Shanghai) Solar Technologies Ltd.

We have revised Note 2 to include the significant terms of the agency agreement with Infotech (Shanghai) Solar Technologies Ltd as follows. Please refer to page F-16 of the Amendment.

“These consolidated financial statements have been prepared in United States dollars and in accordance with accounting principles generally accepted in the United States of America, and include the accounts of Solar Enertech and its wholly-controlled variable interest entity, Infotech (Shanghai) Solar Technologies Ltd. All material intercompany accounts and transactions have been eliminated.

Infotech, as a variable interest entity (“VIE”), is defined as an entity with an ownership, contractual or other financial interest held by a primary beneficiary that is determined by control attributes other than majority voting interest. Solar Enertech is the primary beneficiary of Infotech per the contractual terms of the

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 27

Agency Agreement described in note 1. Solar Enertech is obligated to absorb a majority of the risk of loss from the VIE's activities and is entitled to receive a majority of the VIE's residual returns. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest.

The agency agreement between Solar Enertech and Infotech was executed on April 10, 2006 and appoints Infotech as Solar’s agent to carry out all business transactions as directed by Solar but to have no authority to conduct any transactions other than those authorized by Solar. Solar has committed to provide all funds required for Infotech to execute authorized transactions with no compensation to the agent for this service.

While Infotech is not a subsidiary of Solar Enertech, under Chinese law, funds held by Infotech for the operation of the business of Solar Enertech can be transferred from Infotech to Solar Enertech pursuant to an existing agreement signed by both parties such as the existing Agency Agreement. We are not aware of any significant restrictions on the ability of Infotech to transfer funds relating to the operation of the business of Solar Enertech to Solar Enertech.

All of Solar’s business activities conducted in China are carried out by Infotech. As of September 30, 2006 total assets held by Infotech as agent for Solar Enertech amounted to $3,523,766.The activities during this period consist primarily of construction of the manufacturing plant being developed as agent for Solar Enertech. Infotech’s operations for the year ended September 30, 2006 included the payment of selling, general and administrative expenses as agent for Solar Enertech amounting to $350,685. Infotech’s only debt consists of advances from Solar Enertech as its agent. Solar Enertech’s creditor have the same recourse against the assets held by Infotech as agent for Solar Enertech as if they were held by Solar Enertech. “

37. Further to the above, please revise your filing to include the disclosures required by paragraph 23 and 25 of FIN 46(R).

Paragraph 23 of FIN 46R requires the primarily beneficiary of a variable interest entity to disclose the following:

a. The nature, purpose, size, and activities of the variable interest entity – Please refer to Note 2 of the audited financial statements (page F-16);
b. The carrying amount and classification of consolidated assets that are collateral for the variable interest entity's obligations – Not applicable
c. Lack of recourse if creditors (or beneficial interest holders) of a consolidated variable interest entity have no recourse to the general credit of the primary beneficiary – Please refer to Note 2 of the audited financial statements (page F-16).

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 28

Paragraph 25 of FIN 46(R) states that “Disclosures required by Statement 140 about a variable interest entity shall be included in the same note to the financial statements as the information required by this Interpretation.” FAS140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, is not applicable to the Company as there was no transfer of financial assets or extinguishment of liabilities between the Company and its agent.

38. With a view towards disclosure, please tell us about any legal or tax implications of the using an agent in China as opposed to a legal subsidiary. It appears that all legal agreements such as the lease and employment agreements in China are made in the agent's name and not the company's name. Similarly, it appears that the assets you have in China are also held in the agent's name. Tell us your consideration of SAB Topic 6.K.2.

Pursuant to the Agency Agreement between the Company and Infotech (Shanghai) Solar Technologies Ltd., Infotech Shanghai, as agent, has agreed to perform services for the Company, including securing factory space, employees, inventory, equipment and other goods or services. Notwithstanding that Infotech Shanghai, as agent to the Company, may enter into contracts and otherwise legally bind the Company within the scope of the Agency Agreement, it also may enter into agreements in its own name and has the authority to undertake activities on behalf of the Company pursuant to such agreements. While legal agreements such as the lease and employment agreements in China were entered into by the agent and in the agent’s name rather than the Company’s name and while assets in China are held in the agent’s name, the agent is nonetheless providing the benefits of the lease, the employment agreements and assets to the Company pursuant to the Agency Agreement. In terms of tax implications of the arrangement, Infotech Shanghai’s conducting business in China in its own name and not the Company’s name enables the Company to avoid permanent establishment rules in China which would otherwise subject the Company to tax rules and regulations in China. We have revised the prospectus to include this information, as you required. Please see page 30 of the Amendment.

The Company has considered SAB Topic 6.K.2 and has revised the prospectus to include the following disclosures to Note 2:

“While Infotech is not a subsidiary of Solar Enertech, under Chinese law, funds held by Infotech for the operation of the business of Solar Enertech can be transferred from Infotech to Solar Enertech pursuant to an existing agreement signed by both parties such as the existing Agency Agreement. We are not aware of any significant restrictions on the ability of Infotech to transfer funds relating to the operation of the business of Solar Enertech to Solar Enertech.”

Please see Note 2 on page F-16 of the Amendment.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 29

Stock-Based Compensation, page F-16

39. We note your disclosures here and MD&A related to the adoption of SFAS 123(R) and that you account for your options granted to directors and employees in accordance with APB 25, SFAS 123, and SFAS 123(R). Please note that SFAS 123 (R) was effective for small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. SFAS 123, as amended by SFAS 148, and APB 25 were effective for all period prior to that date. Please revise your filing to specifically disclose when you adopted SFAS 123(R) and to provide all of the disclosures required by paragraphs 85, 85 of SFAS 123(R), as applicable.

We adopted SFAS 123 (R) on January 1, 2006, the first interim period after December 15, 2005. We have revised the wording of the accounting policy for the stock-based compensation. Please see Note 2 to the financial statements at page F-18, and presented footnote disclosure in the audited financial statements and interim financial statements included in this Amendment.

Note 7. Notes Payable, page F-18

40. We note from your disclosures contained in Item 26 that you issued a $300,000 convertible note to Coach Capital LLC on July 3, 2006 and that this convertible note may be converted at the rate of $.60 per share into units comprised of one share of common stock and one warrant to purchase a share of common stock at an exercise price of $.60 per share. We further note that you included the convertible note as exhibit 10.17 and that the note appears to be issued on February 4, 2007. Please tell us and revise your filing here and within Item 26 to clarify when this note was issued, how you accounted for this convertible note within the consolidated balance sheet, and how you accounted for this note including the conversion feature. Refer to the guidance in EITF 98-5 and EITF 00-27.

The note referred to were prepared but never executed and therefore disclosure in Item 26 of the Registration Statement was included in error and had not been deleted from the prospectus. We have corrected Item 26 of the Amendment.

We received a cash advance from Coach Capital of $300,000 on February 22, 2007. Coach Capital subsequently assigned the right to Executor Capital Markets. The cash advance was settled when Exectutor Capital participated in Series B of the convertible note.

Since the note was not executed, we deleted the convertible note agreement from the Exhibit.

Note 14, Restatements F-22

41. We note from your Form 8-K dated March 6, 2006, that Jean Blanchard, a former director and officer of the company and a majority shareholder, issued common stock options to Mr. Young and Mr. Xie in connection with their assuming positions as directors and officers of the company. From your disclosure in the Form 8-K and on page 31 of the Form SB-2, she granted an option for 36 million shares at $0.0001 to Mr. Young and an option for 1.5 million shares at $0.0001 to Mr. Xie. Please respond to the following:

  From the information provided in the March 6, 2006 Form 8-K, it appears that Ms. Blanchard and the other former shareholders retained all of the 72,700,012 common shares, although Ms. Blanchard did issue the options noted above on a portion of those shares. Please tell us why the number of shares attributed to Ms. Blanchard on page 31 of the Form SB-2 is only 13,250,000.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 30
  In this regard, explain how she is able to issue an option for 25,250,000 shares to Mr. Young and 1,500,000 shares to Mr. Xie if she holds only 13,250,000 shares.

As disclosed in Form 8K filed on March 6, 2006, Mr. Young obtained an option to purchase 36,000,000 shares of common stock from Ms. Jean Blanchard, our former President. The exercise price is $0.0001 per share. The option vests in equal increments of 12,000,000 shares. The right to purchase 12,000,000 shares vested on the date of grant, the right to purchase 12,000,000 shares vested on March 1, 2007 and the right to purchase 12,000,000 shares will vest on March 1, 2008. The option expires on February 28, 2010. Mr. Young exercised a portion of the option and acquired 10,750,000 shares in July 2006. Of this amount, Mr. Young retained 5,000,000 shares and transferred 5,750,000 shares to various employees in July 2006.

Additionally, under another agreement dated March 1, 2006, Mr. Xie has the option to purchase a total of 1,500,000 shares of common stock directly from Ms. Blanchard at a price of $0.0001 per share until February 10, 2010. The options granted under the agreement vested immediately.

The table below presents the number of options, granted, vested, exercised, and exercisable at of the date of filing this Amendment.

							# of Options
	# of Options		Exercise	# of Options		# of Options	non-
	Granted	Expiry	Price	Vested	Exercised	exercisable	exercisable
Granted to Leo Young, March 1, 2006	36,000,000	10-Feb-10	$0.0001	24,000,000	10,750,000	13,250,000	12,000,000
Granted to Frank Fang Xie, March 1, 2006	1,500,000	10-Feb-10	$0.0001	1,500,000	-	1,500,000	-
	37,500,000				10,750,000	14,750,000	12,000,000

     Total shares not vested and not exercised by Mr. Young and Mr. Xie totaled 26,750,000 shares. These shares are held by Ms. Blanchard and are subject to the option rights held by Mr. Young and Mr. Xie as described in preceding paragraphs.

     We corrected the Beneficiary Ownership Table filed in our prospectus. Please refer to the revised table below. The following table is also filed on page 42 of the Amendment.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 31
	Number Of Shares	Percentage
Name And Address(1)	Beneficially Owned	Owned

Leo Shi Young, director, President and Chief Executive Officer	18,250,000(2)	19.82%
Shi Jian Yin, director, Vice President, Chief Operations Officer	3,500,000(3)	4.25%
Frank Fang Xie, director	1,500,000(4)	1.87%
Jean Blanchard	26,750,000(5)	33.94%

All directors and officers as a group (3 persons)	23,250,000	25.94%

(1) The address for our officers and directors is 1600 Adams Drive, Menlo Park, California 94025
(2) On March 1, 2006 Mr. Young obtained an option to purchase 36,000,000 shares of common stock from Ms. Jean Blanchard, our former President. The exercise price is $0.0001 per share. The option vests in equal increments of 12,000,000 shares. The right to purchase 12,000,000 shares vested on the date of grant, the right to purchase 12,000,000 shares vested on March 1, 2007 and the right to purchase 12,000,000 shares will vest on March 1, 2008. The option expires on February 28, 2010. Mr. Young exercised a portion of the option and acquired 10,750,000 shares in July 2006. Of this amount, Mr. Young retained 5,000,000 shares and transferred 5,750,000 shares to various employees in July 2006.
(3) Mr. Shi Jian Yin has acquired 3,500,000 shares of our common stock at no cost from Mr. Leo Young.
(4) On March 1, 2006 Mr. Xie obtained an option to purchase 1,500,000 shares of our common stock at an exercise price of $0.0001 per share from Ms. Jean Blanchard, our former President. This option will expire on February 28, 2010.
(5) The shares of common stock held by Ms. Blanchard are subject to the option rights held by Mr. Leo Shi Young and Mr. Frank Fang Xie as described in footnote 2 and 4, respectively.

Note 13. Subsequent Events, page F-21

42. Please tell us how you will account for the units issued on March 7, 2007. Your response should be sufficiently detailed to explain how you evaluated the accounting for and measurement and classification of the instruments. For example, to the extent applicable discuss your consideration of SFAS150 and133 and EITF 00-19 and 98-5.

The notes contain two potential derivative features, the basic conversion option and a redemption privilege accruing to the holder if certain conditions exist. We determined that derivative accounting for the basic conversion feature is not required as the conversion feature meets one of the exclusions to the scope of SFAS No. 133 in that the contract is (1) issued or held by the reporting entity, (2) indexed to the entity’s own stock, and (3) classified in stockholders’ equity in the entity’s balance sheet.

Subsequent evaluation of the contract resulted in a determination that a redemption privilege giving the counterparty the right to require the Company to redeem the shares upon the occurrence of certain triggering events, one of which was outside of the control of the Company, did result in an embedded derivative requiring derivative accounting. Derivative accounting was determined to be appropriate because the embedded contract derivative is not accounted for at fair value, is not clearly and closely associated with the host contract and it would be a derivative pursuant to paragraphs 6-11 of SFAS 133 if it were a free standing instrument.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 32

Note that this determination was made on June 25, 2007, subsequent to the filing of the Form 10Q for the quarter ended March 31, 2007 and requires Solar Enertech to file an amended 10QSB and restatement of its financial statements as a result of this issue. The financial statements included in the Form 10QSB/A for the quarter ended March 31, 2007 filed coincident with this response, and inlcuded herein, have been restated for this issue.

Additionally, the Company analyzed these financial instruments and determined that SFAS 150 was not applicable because these instruments are not mandatorily redeemable, do not embody an unconditional obligation to repurchase the Company’s equity shares requiring settlement through the transfer of assets, are not indexed to such an obligation and does not embody a conditional obligation to repurchase the Company’s shares requiring settlement in a variable number of shares.

These considerations have been added to the applicable disclosures. The applicable disclosures are included under Note 6 related to convertible notes in the Company’s amended March Form 10-QSB, as well as in the subsequent events footnote note 13, in the audited financial statements for the year ended September 30, 2006 referenced in this comment.

Discounts to the convertible notes were recorded for the Beneficial Conversion Feature considered under EITF 98-5 and EITF 00-27. Please see the disclosure included in Note 6 on page F-7.

Exhibit 23.1 Consent of Malone & Bailey PC

43. Please provide a currently dated and signed consent of your independent accountants with the filing of your next amendment that gives consent to use of their audit report in this Form SB-2. Within the revised consent contained in your next amendment, please ensure that your independent auditors also reference the financial statements for the cumulative period from inception through September 30, 2006.

The revised consent of Malone & Bailey PC is included in the Amendment. Please see Exhibit 23.1.

Exhibit 23.2 Consent of Morgan & Company, Chartered Accountants

44. We note that your independent auditors have consented to the use of their audit report dated November 23, 2005 which appears in the annual report on Form 10-KSB/A for the year ended September 30, 2005. Please provide a currently dated and signed consent of your independent accountants with the filing of your next amendment that gives consent to use of their audit report in this Form SB-2 and the reference to the firm as an expert and that references the financial statements for the cumulative period from inception to date through September 30, 2005.

The revised consent of Morgan & Company, Chartered Accountants is included in the Amendment. Please see Exhibit 23.2.

Amended For 10-KSB for the Fiscal Year Ended September 30, 2006

45. Please amend your annual report to address comments issued in this letter, as appropriate.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 33

Our Form 10-KSB for the year ended September 30, 2006 has been amended to address comments issued in the staff letter. We include Amendment No. 2 of our 2006 Form 10KSB, and a redline document to highlight all the changes made in the Amendment as compared to the original filing.

Item 8A. Controls and Procedures, page 27

46. We note your disclosure that your “President and Acting Chief Financial Officer, concluded that [your] disclosure controls and procedures [were] not effective to ensure that all material information required to be disclosed in [your] Annual Report has been made known to him in a timely fashion[.]” The language that is currently included after the words “not effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your filing or revise the disclosure so that the language that appears after the words “not effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of disclosure controls and procedures” set forth in Rule 13a-15(e).

We have revised the disclosure as you requested. Please see Item 8A on page 35 of our 2006 Form 10-KSB.

Exhibit 31.1 and Exhibit 31.2

47. We note that the identification of the company as a ‘registrant’ and not a ‘small business issuer’ in the certifications required by Exchange Act Rule 13a-14(e). In future filings, the reference should be changed to conform to the exact wording required by Item 601(b)(31) of Regulation S-B. Please note that this also applies to your December 31, 2006 Form 10-Q.

We have revised certifications in Form 10-KSB, December Form 10-QSB and March Form 10-QSB.

Amended For 10-QSB for the Quarter Ended December 31, 2006

48. Please amend your quarterly report to address the comments issued in this letter, as appropriate.

Our December Form 10-QSB and March Form 10-QSB have been amended to address the comments issued in your letter. We include a redline document of Amendment No. 2 of our December Form 10QSB and Amendent No. 1 of our March 10QSB to highlight all the changes made in the amendments as compared to the original filing.

Item 3. Controls and Procedures, page 14

49. We note that you included two evaluations of your disclosure controls and procedures at December 31, 2006 and determined in both instances that your disclosures and controls were not effective. Please revise your filing to disclose only one evaluation of your disclosure controls and procedures and the reasons that you concluded that your disclosure controls were not effective at December 31, 2006.

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 34

We have revised the disclosure related to our controls and procedures in our December Form 10-QSB. Please refer to Item 3, page 16. We have also revised the disclosure related to our controls and procedures in our March Form 10-QSB. Please refer to Item 3 on page 18.

50. Further to the above, in one of your conclusions, we note your “Chief Executive Officer concluded that, as of December 31, 2006, [your] disclosures and controls were not effective to ensure that information required to be disclosed in the Company’s Exchange Act reports was recorded, processed, summarized and reported on a timely basis.” The language that is currently included after the words “not effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the additional language or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

We have revised the disclosure related to our controls and procedures in our December Form 10-QSB as you requested. Please see Item 3, page 15.

51. We note your disclosure that there were “no significant changes” in your internal controls. To the extent that your disclosure was provided to address Item 308(c) of Regulation S-B which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting. Please correct the disclosure in future filings, including the amended 2006 Form 10-KSB to address all changes or advise us.

We have revised the disclosure related to our controls and procedures in all of the following reports: our 2006 Form 10-KSB (page 18), our December Form 10-QSB (page 15) and our March Form 10-QSB (page 18).

Amended 10-KSB for the Fiscal Year Ended September 30, 2005

52. Please amend to include an audit report on the financial information from inception through September 30, 2005.

The audit report on the financial information has been revised to cover the period from inception through September 30, 2005. Please see audit report in the Amendment No. 2 of our Form 10-KSB.

In making this response to your comments, the Company acknowledges that:

(1) it is responsible for the adequacy and accuracy of the disclosure in its filings;

Mr. Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
July 3, 2007
Page 35

     (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

     (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any additional comments you may have.

Very truly yours,
SOLAR ENERTECH CORPORATION

By: /s/ Leo Shi Young
Leo Shi Young, Chief Executive Officer

cc: Tara Harkins, Kaitlin Tillan and Eduardo Aleman (w/encls.)